Mail Stop 3561

October 12, 2007

Mr. Richard A. Baron
Executive Vice President, Chief Financial Officer
eResearch Technology, Inc.
30 South 17th Street
Philadelphia, PA 19103

      Re: **eResearch Technology, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2006
            Filed March 7, 2007
            Form 10-Q for Fiscal Quarter Ended March 31, 2007
            Filed May 4, 2007
            File No. 0-29100

Dear Mr. Baron:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies